Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

Autonomous City of Buenos Aires, August 27, 2024.

To: Comisión Nacional de Valores (National Securities Commission)

Ref.: Notice of Material Event
To whom it may concern,
We are writing to inform you, that in compliance with your regulations, as of today, the Company's Board of Directors has decided to appoint Mr. Ezequiel Valls as Chief Risk Officer (CRO) in place of Mr. Bruno Folino.
Yours faithfully,

________________________________________
A. Enrique Pedemonte
Attorney in fact
Grupo Financiero Galicia S.A.

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.
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